[redacted]

SECURITI

15027041

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24767

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gramercy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3949 Old Post Road
(No. and Street)

Charlestown (City) RI (State) 02813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roderick Scribner (401) 364-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David P. Krekorian CPA LTD
(Name – *if individual, state last, first, middle name*)

1615 Pontiac Avenue (Address) Cranston (City) RI (State) 02920 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD 6/2/15

OATH OR AFFIRMATION

I, Roderick Scribner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gramercy Securities, Inc., as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- *☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- *☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Exempt under Rule 15c-3-3(k)(2)(ii)

JUN 01 2015

Gramercy Securities, Inc.

Financial Statements

And Supplementary Information

For the Year Ended March 31, 2015

DAVID KREKORIAN CPA LTD

1615 Pontiac Avenue
Cranston, RI 02920
Phone: (401) 463-3003
Fax: (401) 463-5563
Dave@DpkCpa.Net

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplementary Schedules	10 - 12
Exemption Report	13 - 15
Independent Accountants' Report on Applying Agreed upon Procedures Related to the Entities SIPC Assessment Reconciliation	16 - 19

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Roderick Scribner
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

I have audited the accompanying statement of financial condition of Gramercy Securities, Inc (the Company), as of March 31, 2015 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gramercy Securities, Inc (the Company), as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Supplementary Information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Gramercy Securities, Inc (the Company) financial statements. The Supplementary Information is the responsibility of Gramercy Securities, Inc's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information including its form and content is presented in conformity with 17 C.F.R. 240.17a-5. In my opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Cranston, RI
May 25, 2015

Gramercy Securities, Inc.
Statement of Financial Condition
March 31, 2015

Assets

	Allowable	Non-Allowable	Total
Current assets:			
Cash	$ 27,005	$ 0	$ 27,005
Accounts receivable	2,290	1,221	3,511
Prepaid corporate taxes	0	800	800
Deferred tax asset	0	8,600	8,600
Total current assets:	29,295	10,621	39,916
Property and equipment, net	0	0	0
Total Assets	$ 29,295	$ 10,621	$ 39,916

Liabilities and Stockholder's Equity

	Allowable	Non-Allowable	Total
Current liabilities:			
Accounts payable	$ 9,451	$ 0	$ 9,451
Total current liabilities	9,451	0	9,451
Stockholder's equity:			
Common stock (200 shares authorized, no par, 10 shares issued and outstanding)	11,400	0	11,400
Additional paid-in-capital	47,014	0	47,014
Accumulated deficit	(38,570)	10,621	(27,949)
Total stockholder's equity	19,844	10,621	30,465
Total Liabilities and Stockholder's Equity	$ 29,295	$ 10,621	$ 39,916

See Notes to Financial Statements.

Gramercy Securities, Inc.
Statement of Income
For the Year Ended March 31, 2015

Revenues:	
Commission income	$ 618,494
Expenses:	
Agent commissions	500,261
Auto expense	2,152
Clearing fees	13,249
Communications	3,670
Contributions	200
Insurances	2,111
Licenses, registrations and regulatory fees	8,243
Office expenses	1,807
Officer compensation	22,500
Payroll taxes	1,681
Taxes - other	1,126
Postage and overnight delivery charges	1,186
Professional fees	20,550
Rent	4,764
Utilities	178
Settlement	19,000
Total expenses	602,678
Net Income	$ 15,816

See Notes to Financial Statements.

Gramercy Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2015

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at April 1, 2014	$ 11,400	$ 47,014	$ (35,765)	$ 22,649
Net Income			15,816	15,816
Dividends			(8,000)	(8,000)
Balance at March 31, 2015	$ 11,400	$ 47,014	$ (27,949)	$ 30,465

See Notes to Financial Statements.

Gramercy Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2015

Cash flows from operating activities:		
Net income	$	15,816
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(1,951)
Decrease prepaid corporate income tax		2,120
Decrease in accounts payable		(474)
Total adjustments		(305)
Net cash provided by operating activities		15,511
Cash flows used in financing activities		
Dividends paid to stockholder		(8,000)
Net cash used in financing activities		(8,000)
Net increase in cash and cash equivalents		7,511
Cash and cash equivalents , beginning of year		19,494
Cash and cash equivalents , end of year	$	27,005

See Notes to Financial Statements.

Gramercy Securities, Inc.
Notes to Financial Statements
March 31, 2015

1. Business Activity

The Company was organized as of October 29, 1979 in the State of New York and is registered as a broker dealer in securities by the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Agency (FINRA). It is presently located in Charlestown, Rhode Island and has a branch office in Dana Point, California. In total there are five registered representatives. The Company limits its operations as described in SEC Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of Gramercy Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the sponsors, escrow agents or other companies which clear the transactions ordered by the customer. The checks are promptly submitted to these firms no later than noon of the next business day following receipt and do not enter the accounts of the Company.

Cash and Cash Equivalents

The Company considers all time deposits held in banks with initial terms of maturity of three months or less to be cash equivalents for the purposes of the statement of financial condition.

Accounts Receivable

Management does not record an allowance for doubtful collections because of favorable historical performance and the nature of the receivable obligations.

Revenue Recognition

Commission income from securities transactions and investment longevity fees (12b-1) are recorded on a trade date basis, or when earned.

Depreciation

Depreciation of property and equipment is computed using the straight-line method over the estimated useful life of 5 years. For federal income tax purposes, depreciation is computed using accelerated methods.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Income Taxes

The Company has adopted general accepted accounting principles (GAAP) accepted in the United States relating to the Accounting for Income Taxes. United States GAAP adopts a liability method that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. The deferred tax asset results from net operating losses that are available to offset future taxable income. In estimating future tax consequences, United States GAAP generally considers all expected future events other than enactments or changes in laws or rates.

3. Property and Equipment

The following major classes are stated at cost at March 31, 2015

Furniture and fixtures	$ 1,796
Office equipment	1,784
	3,580
Less accumulated depreciation	(3,580)
	$ 0

4. Corporate Taxes

The Company was not liable for any federal income taxes due to the use of the net operating loss carryforward. For state purposes, the Company was liable for minimum state filing fees totaling $ 1,300.

At March 31, 2015 the current deferred tax asset consisted of the following tax effects of temporary difference: Net operating loss carryforward.

4. Corporate Taxes (continued)

The components of the deferred tax asset included the following at March 31, 2015.

Deferred:	
Federal	$ 5,400
State	3,200
	$ 8,600

It is at least reasonably possible that the estimates used by management will change in the near term. The Company has the following net operating loss carryforwards available in future years to offset taxable income:

	Amount	Expiration Date
Year Ended:		
2010	$ 1,077	March 31, 2030
2011	7,313	March 31, 2031
2012	11,037	March 31, 2032
2014	68,040	March 31, 2034
	$ 87,467	

There was no provision for corporate taxes for the year ended March 31, 2015.

5. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi), which requires that the Company to maintain at minimum a net capital of $ 5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At March 31, 2015, the Company had a net capital of $ 19,844, which was $ 14,844 in excess of its required minimum net capital. At March 31, 2015, the Company's percentage of aggregate indebtedness to net capital was 47.63%.

The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(2)(ii).

6. Concentration of Credit Risk

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $ 250,000. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

7. Accounting for Uncertainty in Income Taxes

The Company to internally monitor its tax positions to determine whether any are uncertain. The Company takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The 2011, 2012, 2013 and 2014 tax years remain subject to examination by major tax jurisdictions.

8. Related Party Transactions

During the fiscal year ended March 31, 2015, the sole stockholder loaned the Company $6,000 and was repaid. No interest was charged.

9. Contingency

The Company and its president were named in prior years as respondents in certain FINRA dispute resolution arbitration cases brought by customers who made certain investments based on the recommendation of a registered representative of the Company. All three existing matters were settled in the year ended March 31, 2015. Settlement expenses for the Company were $ 19,000 for the year ended March 31, 2015.

10. Subsequent Events

The Company has evaluated subsequent events through May 25, 2015, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

BROKER OR DEALER

GRAMERCY SECURITIES, INC. as of 03/31/15

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition			$ 30,465	3480
Deduct ownership equity not allowable for Net Capital			( )	3490
Total ownership equity qualified for Net Capital			30,465	3500
Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
Total capital and allowable subordinated liabilities			$ 30,465	3530
Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 10,621	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(10,621)	3620
. Other additions and/or allowable credits (List)				3630
. Net Capital before haircuts on securities positions			$ 19,844	3640
. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
0. Net Capital			$ 19,844	3750

OMIT PENNIES

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at March 31, 2015.

Schedule I

BROKER OR DEALER
GRAMERCY SECURITIES, INC. as of 03/31/15

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	630	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	14,844	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	13,844	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	9,451	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	9,451	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	47.63	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing as of March 31, 2015.

GRAMERCY SECURITIES, INC

EXEMPTION REPORT

March 31, 2015

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Roderick Scribner
Gramercy Securities, Inc
3949 Old Post Road
Charlestown, RI 02813

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17-C5, in which (1) Gramercy Securities, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gramercy Securities, Inc , claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)—all customer transactions cleared through another broker-dealer on a fully disclosed basis (the "exemption provision") and (2) Gramercy Securities, Inc stated that Gramercy Securities, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Gramercy Securities, Inc management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gramercy Securities, Inc compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)--all customer transactions cleared through another broker-dealer on a fully disclosed basis-- of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cranston, Rhode Island
May 25, 2015

Gramercy Securities, Inc.
Exemption Report
March 31, 2015

Gramercy Securities, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240.17a-5(d)(1) and (4), Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. S 240.17a-5(d) (1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. S 240.15c3-3(k)(2)(ii) the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year, April 1, 2014 to March 31, 2015.

Gramercy Securities, Inc.

By:
Roderick Scribner

May 25, 2015

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Roderick Scribner
Gramercy Securities, Inc
3949 Old Post Road
Charlestown, RI 02813

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by Gramercy Securities, Inc and the Securities and Exchange Commission, Financial Industry regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Gramercy Securities, Inc and compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gramercy Securities, Inc's management is responsible for the Gramercy Securities, Inc compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purposes. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments of $ 1,259 at October 31, 2014 and $ 254 at May 25, 2015 in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015; I noted no net difference.
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cranston, Rhode Island
May 25, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 3/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

024767 FINRA MAR
GRAMERCY SECURITIES INC
P O BOX 1059
3949 OLD POST RD STE 200
CHARLESTOWN RI 02813-2599

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rod Scrivner (401) 364-7700

2. A. General Assessment (item 2e from page 2) $ 1513

B. Less payment made with SIPC-6 filed (exclude interest) (1259)
10/31/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 254

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 254

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 254

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gramercy Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of MAY, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMIN...ION OF "SIPC NET OPERATING ...VENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/1/2014 and ending 3/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 618494
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	13249
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	13249
2d. SIPC Net Operating Revenues	$ 605245
2e. General Assessment @ .0025	$ 1513 (to page 1, line 2.A.)